SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June 2011
Commission File Number: 001-06439
SONY CORPORATION
(Translation of registrant’s name into English)
7-1, KONAN 1-CHOME, MINATO-KU, TOKYO 108-0075, JAPAN
(Address of principal executive offices)
The registrant files annual reports under cover of Form 20-F.
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes  ☐   No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SONY CORPORATION

Notice of the Ordinary General Meeting of
Shareholders to be held on June 28, 2011

To the Registered Holders of American Depositary Receipts representing Common Stock of Sony Corporation (the “Corporation”):

The undersigned Depositary has received notice that the Corporation has called an ordinary general meeting of shareholders to be held in Tokyo, Japan on June 28, 2011 (the “Meeting”) for the following purposes:

MATTERS TO BE REPORTED:

To receive reports on the business report, non-consolidated financial statements, consolidated financial statements and Audit Reports on the consolidated financial statements by the Independent Auditors (certified public accountants) and the Audit Committee for the fiscal year ended March 31, 2011 (from April 1, 2010 to March 31, 2011) pursuant to the Companies Act of Japan.

PROPOSALS TO BE ACTED UPON:

1.     To elect 15 Directors.
2.     To issue Stock Acquisition Rights for the purpose of granting stock options.

EXPLANATION OF THE SUBJECT MATTER OF THE MEETING

MATTERS TO BE REPORTED:

To receive reports on the business report, non-consolidated financial statements, consolidated financial statements and Audit Reports on the consolidated financial statements by the Independent Auditors (certified public accountants) and the Audit Committee for the fiscal year ended March 31, 2011 (from April 1, 2010 to March 31, 2011).

Note: The Consolidated Financial Statements will be available on the Sony Investor Relations website on June 8, 2011.

This document can be accessed at http://www.sony.net/SonyInfo/IR/investors/meeting.html

PROPOSALS TO BE ACTED UPON:

1.	To elect 15 Directors.

The terms of office of all 14 Directors currently in office will expire at the conclusion of the Meeting.  In accordance with the decision of the Nominating Committee, the election of the following 15 Directors is proposed.

Of the 15 director candidates, each of the 13 candidates for outside Director has management experience and demonstrated performance, expertise in various fields including technology, and an international orientation, and has been judged sufficiently able to fulfill the roles of determining the fundamental management policies of Sony Group and overseeing the management of Sony Group’s business operations.  In addition, as of the date of this proposal, all 13 candidates for outside Director are independent in terms of having no special-interest relationships with the Corporation, which conforms to the requirements for independent directors as set out in the relevant Japanese Stock Exchanges’ Listing Standards.

The candidates for Director are as follows:

(*Candidates for outside Director)
Name (Date of Birth)	Brief Personal History and Principal Business Activities Outside the Corporation	Number of the Corporation’s Shares Held
1. Sir Howard Stringer (February 19, 1942)	May 1997 December 1998 June 1999 April 2003 June 2003 June 2005 April 2009
Entered Sony Corporation of AmericaPresident, Sony Corporation of America
Chairman and Chief Executive Officer, Sony Corporation of America (present)
Director, Sony Corporation (present)
Vice Chairman, Sony Corporation
Vice Chairman, Corporate Executive Officer, Sony Corporation
Chairman and Chief Executive Officer, Representative Corporate Executive Officer, Sony Corporation
Chairman, Chief Executive Officer and President, Representative Corporate Executive Officer, Sony Corporation (present)
32,000 shares

This candidate has served as a Director of the Corporation for twelve years. Currently, as the Chief Executive Officer of Sony Group, he is responsible for overall management of the entire Group.

2. Ryoji Chubachi (September 4, 1947)	April 1977 June 1999 June 2002 June 2003 June 2004 April 2005 June 2005 April 2009
Entered Sony Corporation
Corporate Vice President, Sony Corporation
Corporate Senior Vice President, Sony Corporation
Executive Vice President, Executive Officer, Sony Corporation
Executive Deputy President, Corporate Executive Officer, Sony Corporation
Electronics Chief Executive Officer, Sony Corporation
Director, Sony Corporation (present)
President, Representative Corporate Executive Officer, Sony Corporation
Vice Chairman, Representative Corporate Executive Officer, Sony Corporation (present)
31,700 shares

This candidate has served as a Director of the Corporation for six years.  Currently, of the headquarters functions, he assists the Chief Executive Officer and is responsible for Product Quality & Safety and Environmental Affairs.

Name (Date of Birth)	Brief Personal History and Principal Business Activities Outside the Corporation	Number of the Corporation’s Shares Held
3. * Yotaro Kobayashi (April 25, 1933)	October 1958 September 1963 December 1968 December 1972 January 1976 January 1978 January 1992 June 1998 July 1999 June 2003 April 2006
Entered Fuji Photo Film Co., Ltd.
Entered Fuji Xerox Co., Ltd.
Director, Fuji Xerox Co., Ltd.
Managing Director, Fuji Xerox Co., Ltd.
Deputy President and Director, Fuji Xerox Co., Ltd.
President and Chief Executive Officer, Fuji Xerox Co., Ltd.
Chairman and Chief Executive Officer, Fuji Xerox Co., Ltd.
Director, Callaway Golf Company (present)
Director, Nippon Telegraph and Telephone Corporation (present)
Director, Sony Corporation (present)
Chief Corporate Advisor, Fuji Xerox Co., Ltd.
9,300 shares

This candidate has extensive insight and experience in managing global companies and has served as an outside Director of the Corporation for eight years.  He currently serves as Chairman of the Board and Chair of the Nominating Committee.

4. * Yoshiaki Yamauchi (June 30, 1937)	December 1962 September 1986 October 1991 October 1993 June 1999 June 2000 April 2001 December 2002 June 2003 June 2005 March 2011
Entered Arthur Andersen & Co.
Country Managing Partner - Japan, Arthur Andersen & Co.
President, Eiwa Audit Corporation
President, Inoue Saito Eiwa Audit Corporation
Executive Director, Asahi & Co.
Deputy Country Managing Partner - Japan, Arthur Andersen & Co.
Director, Sumitomo Banking Corporation
Statutory Corporate Auditor, Stanley Electric Co., Ltd. (present)
Director, Sumitomo Mitsui Banking Corporation
Director, Sumitomo Mitsui Financial Group, Inc.
Director, Sony Corporation (present)
Director, Sumitomo Mitsui Banking Corporation
Corporate Auditor, amana holdings inc. (present)
_

In addition to auditing experience and international expertise as a certified public accountant, this candidate’s experience includes the management of auditing firms.  He has served as an outside Director of the Corporation for eight years.  He currently serves as Chair of the Audit Committee.

Name (Date of Birth)	Brief Personal History and Principal Business Activities Outside the Corporation	Number of the Corporation’s Shares Held
5. * Sir Peter Bonfield (June 3, 1944)	October 1981 December 1986 January 1996 March 2002 April 2002 May 2004 December 2004 June 2005 December 2006
Entered ICL plc
Chairman and Chief Executive Officer, ICL plc
Chief Executive Officer, British Telecom plc
Director, Telefonaktiebolaget LM Ericsson (present)
Director, Mentor Graphics Corporation (present)
Director, Taiwan Semiconductor Manufacturing Company
Limited (present)
Member of the Advisory Board, Sony Corporation
Director, Actis Capital LLP (present)
Director, Sony Corporation (present)
Chairman of the Board, NXP Semiconductors N.V. (present)
_

In addition to serving as Chief Executive Officer of British Telecom, this candidate was a member of the Advisory Board of the Corporation and has served as an outside Director of the Corporation for six years.  He currently serves as a member of the Nominating Committee.

6. * Fujio Cho (February 2, 1937)	April 1960 September 1988 December 1988 September 1994 June 1996 June 1998 June 1999 June 2003 June 2004 June 2005 June 2006
Entered Toyota Motor Corporation
Director, Toyota Motor Corporation
President, Toyota Motor Manufacturing U.S.A.
Managing Director, Toyota Motor Corporation
Senior Managing Director, Toyota Motor Corporation
Executive Vice President, Toyota Motor Corporation
President, Toyota Motor Corporation
Corporate Auditor, DENSO Corporation (present)
Director, Central Japan Railway Company (present)
Vice Chairman, Toyota Motor Corporation
Director, Sony Corporation (present)
Representative Director, Chairman of the Board, Toyota
Motor Corporation (present)
2,000 shares

This candidate has insight and experience in managing manufacturing companies as well as global companies.  He has served as an outside Director of the Corporation for five years.  He currently serves as a member of the Nominating Committee.

Name (Date of Birth)	Brief Personal History and Principal Business Activities Outside the Corporation	Number of the Corporation’s Shares Held
7. * Ryuji Yasuda (April 28, 1946)	January 1979 June 1986 June 1991 June 1996 June 2003 April 2004 June 2005 April 2007 June 2007 June 2008 June 2009
Entered McKinsey & Company
Principal Partner, McKinsey & Company
Director, McKinsey & Company
Managing Director and Chairman, A.T. Kearney, Asia
Chairman, J-Will Partners Co., Ltd.
Director, Daiwa Securities Group Inc. (present)
Professor, Graduate School of International Corporate
Strategy, Hitotsubashi University (present)
Director, Fuji Fire and Marine Insurance Co., Ltd.
Director, Fukuoka Financial Group, Inc. (present)
Director, Sony Corporation (present)
Director, Sony Financial Holdings Inc. (present)
Director, Yakult Honsha Co., Ltd. (present)
4,000 shares

This candidate has experience as a university professor, consultant and corporate manager, as well as expertise in corporate strategy and financial institution management.  He has served as an outside Director of the Corporation for four years.  He currently serves as Chair of the Compensation Committee.

This candidate was an outside director of Fuji Fire and Marine Insurance Co., Ltd. (“Fuji Fire”).  In March 2007, during his tenure in that position, Fuji Fire received administrative orders issued by the Financial Services Agency of Japan under the Insurance Business Act for inappropriately failing to pay insurance claims on some of its insurance products.  He had previously cautioned the board of directors of Fuji Fire about Fuji Fire’s overall business management structure from the standpoint of legal compliance.  After this incident occurred, he voiced his opinion about the need to investigate the issues and to initiate fundamental reform of business operations to prevent a recurrence.

8. * Yukako Uchinaga (July 5, 1946)	July 1971 April 1995 April 2000 April 2004 April 2007 May 2007 June 2007 April 2008 June 2008 October 2009
Entered IBM Japan, Ltd.
Director, IBM Japan, Ltd.
Managing Director, IBM Japan, Ltd.
Senior Managing Director, IBM Japan, Ltd.
Technical Advisor, IBM Japan, Ltd.
Chairman, Japan Women’s Innovative Network (present)
Director, Benesse Corporation
Director and Vice Chairman, Benesse Corporation
Chairman of the Board, Chief Executive Officer and
President, Berlitz Corporation (present)
Director, Sony Corporation (present)
Auditor, Sompo Japan Insurance Inc. (present)
Director and Executive Vice President, Benesse Holdings,
Inc. (present)
1,200 shares

In addition to business experience and specialties focusing on technology cultivated at IBM, this candidate has extensive experience in promoting workplace diversity.  She has served as an outside Director of the Corporation for three years.

Name (Date of Birth)	Brief Personal History and Principal Business Activities Outside the Corporation	Number of the Corporation’s Shares Held
9. * Mitsuaki Yahagi (March 3, 1948)	April 1970 June 1998 April 2001 June 2003 April 2004 June 2005 June 2007 June 2008
Entered The Mitsui Bank, Ltd.
Director, The Sakura Bank, Ltd.
Managing Director, Sumitomo Mitsui Banking Corporation
Director, Sumitomo Mitsui Financial Group, Inc.
Senior Managing Director, The Japan Research Institute,
Limited
Senior Managing Director, Sumitomo Mitsui Banking
Corporation
Deputy President, Sumitomo Mitsui Banking Corporation
Representative Director, Chairman of the Board, The Japan
Research Institute, Limited (present)
Corporate Auditor, Toray Industries, Inc. (present)
Director, Sony Corporation (present)
Corporate Auditor, Mitsui Engineering & Shipbuilding Co.,
Ltd. (present)
_

This candidate has expertise and insight in the area of bank management.  He has served as an outside Director of the Corporation for three years.  He currently serves as a member of the Audit Committee.

10. * Tsun-Yan Hsieh (December 29, 1952)	July 1980 July 1990 July 1997 July 2000 July 2007 June 2008 June 2010 November 2010
Entered McKinsey & Company
Senior Partner, McKinsey & Company
Managing Director, Canada, McKinsey & Company
Managing Director, Southeast Asia, McKinsey & Company
Member of the Advisory Board, Sony Corporation
Director, Sony Corporation (present)
Director Emeritus, McKinsey & Company
Founder & Chairman, LinHart Group (present)
Director, Bharti Airtel Limited (present)
_

In addition to experience as a consultant to global business leaders, this candidate has substantial knowledge of the Asian business environment.  He has served as an outside Director of the Corporation for three years.  He currently serves as a member of the Compensation Committee.

Name (Date of Birth)	Brief Personal History and Principal Business Activities Outside the Corporation	Number of the Corporation’s Shares Held
11. * Roland A. Hernandez (September 29, 1957)	September 1986 March 1995 November 1998 April 2001 May 2002 November 2002 June 2008
Founder & President, Interspan Communications
President & Chief Executive Officer, Telemundo Group, Inc.
Chairman & Chief Executive Officer, Telemundo Group, Inc.
Director, The Ryland Group, Inc. (present)
Director, MGM Resorts International (present)
Director, Vail Resorts, Inc. (present)
Director, Sony Corporation (present)
1,000 shares
With experience as Chief Executive Officer of Telemundo Group, a Spanish-language content producer and network, and as a Director of several prominent global companies, this candidate has extensive knowledge of global business and the entertainment industry in particular.  He has served as an outside Director of the Corporation for three years.  He currently serves as a member of the Nominating Committee.

12. * Kanemitsu Anraku (April 21, 1941)	April 1964 June 1993 June 1997 May 1999 April 2000 April 2002 June 2005 June 2007 June 2010
Entered Nissan Motor Co., Ltd.
Director, Nissan Motor Co., Ltd.
Managing Director, Nissan Motor Co., Ltd.
Executive Vice President, Nissan Motor Co., Ltd.
Vice Chairman, Nissan Motor Co., Ltd.
President, Nissan Real Estate Development Co., Ltd.
Counselor, Nissan Real Estate Development Co., Ltd.
Director, Mizuho Financial Group, Inc. (present)
Director, Sony Corporation (present)
1,300 shares

In addition to experience in managing manufacturing companies as well as global companies, this candidate has extensive knowledge of finance and accounting.  Since 2010, he has served as an outside Director of the Corporation.  He currently serves as a member of the Audit Committee.

Name (Date of Birth)	Brief Personal History and Principal Business Activities Outside the Corporation	Number of the Corporation’s Shares Held
13. * Yorihiko Kojima (October 15, 1941)	May 1965 June 1995 April 1997 April 2001 June 2001 April 2004 June 2005 June 2010
Entered Mitsubishi Corporation
Director, Mitsubishi Corporation
Managing Director, Mitsubishi Corporation
Executive Vice President, Director, Mitsubishi Corporation
Member of the Board, Senior Executive Vice President,
Mitsubishi Corporation
Member of the Board, President, Chief Executive Officer,
Mitsubishi Corporation
Director, NISSIN FOODS HOLDINGS CO., LTD. (present)
Director, Sony Corporation (present)
Chairman of the Board, Mitsubishi Corporation (present)
Director, Mitsubishi Heavy Industries, Ltd. (present)

3,600 shares
This candidate has extensive insight and experience in managing global companies.  Since 2010, he has served as an outside Director of the Corporation.  He currently serves as a member of the Nominating Committee.

14. * Osamu Nagayama (April 21, 1947)	April 1971 November 1978 March 1985 March 1987 March 1989 September 1992 June 2010
Entered the Long-Term Credit Bank of Japan, Limited
Entered Chugai Pharmaceutical Co., Ltd.
Director, Chugai Pharmaceutical Co., Ltd.
Managing Director, Chugai Pharmaceutical Co., Ltd.
Executive Deputy President, Chugai Pharmaceutical Co.,
Ltd.
Chairman of the Board, President and Chief Executive
Officer, Chugai Pharmaceutical Co., Ltd. (present)
Director, Sony Corporation (present)
1,000 shares

This candidate has extensive insight and experience in managing global companies.  Since 2010, he has served as an outside Director of the Corporation.  He currently serves as a member of the Compensation Committee.

Name (Date of Birth)	Brief Personal History and Principal Business Activities Outside the Corporation	Number of the Corporation’s Shares Held
15. New Candidate * Yuichiro Anzai (August 29, 1946)	April 1988 July 1990 October 1993 May 2001 May 2009 May 2010 June 2010
Professor, Department of Electrical Engineering, Faculty of Science and Technology, Keio University
Professor, Department of Electronics and Electrical
Engineering, Graduate School of Science and Technology, Keio University
Visiting Professor, McGill University
Dean, Faculty of Science and Technology, Keio University
Chair, Graduate School of Science and Technology, Keio
University
President, Keio University
Professor, Department of Information and Computer Science, Faculty of Science and Technology, Keio University (present)
Professor, School of Open and Environmental Systems, Graduate School of Science and Technology, Keio University (present)
Executive Academic Advisor for Keio University (present)
Member of the Advisory Board, Sony Corporation (present)
Director, Daiichi Sankyo Company, Limited (present)
256 shares

As a university professor, this candidate has extensive insight and experience in the technology and human resource development fields. Mr. Anzai is a candidate for outside Director.

Note:
The Corporation has concluded agreements limiting the liability of the 12 director candidates each of whom is currently an outside Director.  If election of Mr. Yuichiro Anzai, a new candidate for outside Director, is approved, the Corporation plans to conclude such an agreement with him.  For a summary of the limited liability agreement, please refer to page 14.

2.	To issue Stock Acquisition Rights for the purpose of granting stock options.

It is proposed that the Corporation will issue stock acquisition rights to directors, corporate executive officers and employees of the Corporation and of its subsidiaries (excluding outside Directors of the Corporation; hereinafter the same in this agenda), for the purpose of granting stock options, pursuant to the provisions of Articles 236, 238 and 239 of the Companies Act of Japan, and that the Corporation will delegate the determination of the terms of such stock acquisition rights to the Board of Directors of the Corporation.

I. The reason the Corporation needs to issue stock acquisition rights on favorable terms.

The Corporation will issue stock acquisition rights to directors, corporate executive officers and employees of the Corporation and of its subsidiaries for the purpose of giving directors, corporate executive officers and employees of the Corporation and of its subsidiaries an incentive to contribute towards the improvement of the business performance of the Corporation and of its group companies (collectively the “Group”) and thereby improving the business performance of the Group by making the economic interest which such directors, corporate executive officers or employees will receive correspond to the business performance of the Group.

II.
Terms and conditions of the stock acquisition rights (“Stock Acquisition Rights”), the terms of which the Board of Directors of the Corporation may determine pursuant to the delegation of such determination upon approval at the Meeting.

1.	Maximum Limit of Aggregate Numbers of Stock Acquisition Rights

Not exceeding 27,500.

2.	Payment in exchange for Stock Acquisition Rights

Stock Acquisition Rights are issued without payment of any consideration to the Corporation.

3.	Matters regarding Stock Acquisition Rights

(1)      Class and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights

The class of shares to be issued or transferred upon exercise of Stock Acquisition Rights shall be shares of common stock, and the number of shares to be issued or transferred upon exercise of each Stock Acquisition Right (the “Number of Granted Shares”) shall be 100 shares.

The aggregate number of shares to be issued or transferred upon exercise of Stock Acquisition Rights shall not exceed 2,750,000 shares of common stock of the Corporation (the “Common Stock”).  However, in the event that the Number of Granted Shares is adjusted pursuant to (2) below, the aggregate number of shares to be issued or transferred upon exercise of Stock Acquisition Rights shall not exceed the number obtained by multiplying the Number of Granted Shares after adjustment by the maximum limit of the aggregate number of Stock Acquisition Rights as prescribed in 1. above.

(2)      Adjustment of Number of Granted Shares

In the event that the Corporation conducts a stock split (including free distribution of shares (musho-wariate)) or a consolidation of the Common Stock after the date of a resolution of the Meeting, the Number of Granted Shares shall be adjusted in accordance with the following formula:

Number of		Number of		Ratio of split
Granted Shares	=	Granted Shares	X	or consolidation
after adjustment		before adjustment

Any fraction less than one (1) share resulting from the adjustment shall be disregarded.

(3)      Amount of Assets to be Contributed upon Exercise of Stock Acquisition Rights

The amount of assets to be contributed upon exercise of each Stock Acquisition Right shall be the amount obtained by multiplying the amount to be paid per share to be issued or transferred upon exercise of Stock Acquisition Rights (the “Exercise Price”), which is provided below, by the Number of Granted Shares.

(i)    Initial Exercise Price

The Exercise Price shall initially be as follows:

(A)	Stock Acquisition Rights with Exercise Price Denominated in Yen

The Exercise Price shall initially be the average of the closing prices of the Common Stock in the regular trading thereof on the Tokyo Stock Exchange (each the “Closing Price”) for the ten (10) consecutive trading days (excluding days on which there is no Closing Price) immediately prior to the allotment date of such Stock Acquisition Rights (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen); provided, however, that if such calculated price is lower than either (a) the average of the Closing Prices for the thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the date (being the allotment date of Stock Acquisition Rights) on which the Corporation fixes the Exercise Price (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen), or (b) the Closing Price on the allotment date of Stock Acquisition Rights (if there is no Closing Price on such date, the Closing Price on the immediately preceding trading day), the Exercise Price shall be the higher price of (a) or (b) above.

(B)	Stock Acquisition Rights with Exercise Price Denominated in U.S. Dollars

The Exercise Price shall initially be the U.S. dollar amount obtained by dividing the average of the Closing Prices for the ten (10) consecutive trading days (excluding days on which there is no Closing Price) immediately prior to the allotment date of such Stock Acquisition Rights (the “Reference Yen Price”) by the average of the exchange rate quotations by a leading commercial bank in Tokyo for selling spot U.S. dollars by telegraphic transfer against yen for such ten (10) consecutive trading days (the “Reference Exchange Rate”) (any fraction less than one (1) cent arising as a result of such calculation shall be rounded up to the nearest one (1) cent); provided, however, that if the Reference Yen Price is lower than either (a) the average of the Closing Prices for the thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the date (being the allotment date of Stock Acquisition Rights) on which the Corporation fixes the Exercise Price, or (b) the Closing Price on the allotment date of Stock Acquisition Rights (if there is no Closing Price on such date, the Closing Price on the immediately preceding trading day), the Exercise Price shall be the U.S. dollar amount obtained by dividing the higher price of (a) or (b) above by the Reference Exchange Rate (any fraction less than one (1) cent arising as a result of such calculation shall be rounded up to the nearest one (1) cent).

(ii)   Adjustment of Exercise Price

In the event that the Corporation conducts a stock split (including free distribution of shares (musho-wariate)) or a consolidation of the Common Stock after the allotment date of Stock Acquisition Rights, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction less than one (1) yen or one (1) cent resulting from the adjustment shall be rounded up to the nearest one (1) yen or one (1) cent, respectively.

Exercise Price	=	Exercise Price	x	1
after adjustment		before adjustment		Ratio of split or consolidation

In addition, in the case of a merger with any other company, corporate split or reduction of the amount of capital of the Corporation, or in any other case similar thereto where an adjustment of Exercise Price shall be required, in each case after the allotment date of Stock Acquisition Rights, the Exercise Price shall be adjusted appropriately to the extent reasonable.

(4)       Period during which Stock Acquisition Rights May be Exercised

The period during which Stock Acquisition Rights may be exercised will be the period from the day on which one (1) year has passed from the allotment date of Stock Acquisition Rights to the day on which ten (10) years have passed from such allotment date.

(5)       Conditions for the Exercise of Stock Acquisition Rights

(i)   No Stock Acquisition Right may be exercised in part.

(ii)
In the event of a resolution being passed at a general meeting of shareholders of the Corporation for an agreement for any consolidation, amalgamation or merger (other than a consolidation, amalgamation or merger in which the Corporation is the continuing corporation), or in the event of a resolution being passed at a general meeting of shareholders of the Corporation (or, where a resolution of a general meeting of shareholders is not necessary, at a meeting of the Board of Directors of the Corporation) for any agreement for share exchange (kabushiki-kokan) or any plan for share transfer (kabushiki-iten) pursuant to which the Corporation is to become a wholly-owned subsidiary of another corporation, Stock Acquisition Rights may not be exercised on and after the effective date of such consolidation, amalgamation or merger, such share exchange (kabushiki-kokan) or such share transfer (kabushiki-iten).

(iii)	Conditions for the exercise of Stock Acquisition Rights other than the conditions referred to above shall be determined by the Board of Directors of the Corporation.

(6)      Mandatory Repurchase of Stock Acquisition Rights

Not applicable.

(7)	Matters concerning the Amount of Capital and the Additional Paid-in Capital Increased by the Issuance of Shares upon Exercise of Stock Acquisition Rights

(i)
The amount of capital increased by the issuance of shares upon exercise of Stock Acquisition Rights shall be the amount obtained by multiplying the maximum limit of capital increase, as calculated in accordance with the provisions of Paragraph 1, Article 17 of the Company Accounting Ordinance of Japan, by 0.5, and any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen.

(ii)
The amount of additional paid-in capital increased by the issuance of shares upon exercise of Stock Acquisition Rights shall be the amount obtained by deducting the capital to be increased, as provided in (i) above, from the maximum limit of capital increase, as also provided in (i) above.

(8)	Restrictions on the Acquisition of Stock Acquisition Rights through Transfer

The Stock Acquisition Rights cannot be acquired through transfer, unless such acquisition is expressly approved by the Board of Directors of the Corporation.

Notes:
1.
For a summary of the Stock Acquisition Rights issued by the Corporation in the past, please refer to pages 14 to 16.  In light of the granting purpose (contributing to the improvement of the mid- and long-term business performance of Sony Group and thereby improving such business performance of Sony Group), the exercise of Stock Acquisition Rights is restricted during the above mentioned period (a one-year period from the allotment date of the Stock Acquisition Rights), and the Allocation Agreement provides restrictions on the exercise of Stock Acquisition Rights such as a limitation on the number of exercisable Stock Acquisition Rights (in general, one-third of the total number of the allocated Stock Acquisition Rights will be vested and exercisable each year after the restricted period, and all of the allocated Stock Acquisition Rights will be exercisable on and after the date on which three (3) years have passed from the allotment date of the Stock Acquisition Rights), eligibility rules and others.  The Corporation intends that Stock Acquisition Rights issued by the Corporation in the future will be under the same restrictions as the Stock Acquisition Rights issued in the past.

2.
The maximum limit of the aggregate number of shares to be issued or transferred upon exercise of the Stock Acquisition Rights is 2,750,000, which represents 0.27 percent of the total shares outstanding as of March 31, 2011.  The total of such number of shares and the maximum aggregate number of shares to be issued or transferred upon the exercise of all outstanding stock acquisition rights is 22,095,600, which represents 2.20 percent of the total shares outstanding as of March 31, 2011.

[For Reference]

Outline of Limited Liability Agreement

Pursuant to the Articles of Incorporation, the Corporation entered into the Limited Liability Agreement with all 12 outside Directors (who are defined under the Companies Act of Japan as individuals who have been in a director position of the Corporation after the date following the last annual shareholders meeting, including individuals who resigned on or before the end of the fiscal year ended March 31, 2011).
A summary of that Agreement is as follows:

(1)
In a case where the outside Director is liable to the Corporation after the execution of this Agreement for damages caused by the negligence of his/her duties as a director of the Corporation pursuant to Article 423, Paragraph 1 of the Companies Act, such liabilities shall be limited to the higher of either thirty million yen (30,000,000 yen) or an aggregate sum of the amounts prescribed in Article 425, Paragraph 1 of the Companies Act only where the outside Director acted in good faith without any gross negligence in performing his/her duties.

(2)
In a case where the outside Director is reelected as an outside Director of the Corporation and reassumes his/her office as such on the expiration of the term of his/her office as an outside Director of the Corporation, this Agreement shall continue to be effective after the reelection and re-assumption without any action or formality.

Summary of Stock Acquisition Rights (SARs) issued by the Corporation in the past (outstanding as of March 31, 2011)

Name (Date of issuance)	Exercise period	Total number of SARs issued	Number of shares to be issued or transferred	Exercise price		Percentage of SARs exercised
The first series of Common Stock Acquisition Rights (December 9, 2002)	December 9, 2003 ~ December 8, 2012	9,878	987,800 Common Stock		¥5,396	17.7%
The third series of Common Stock Acquisition Rights (March 31, 2003)	April 1, 2003 ~ March 31, 2013	9,282	928,200 Common Stock	U.S.$	36.57	35.9%
The fourth series of Common Stock Acquisition Rights (November 14, 2003)	November 14, 2004 ~ November 13, 2013	8,145	814,500 Common Stock		¥4,101	41.7%
The sixth series of Common Stock Acquisition Rights (March 31, 2004)	April 1, 2004 ~ March 31, 2014	8,941	894,100 Common Stock	U.S.$	40.90	26.9%
The seventh series of Common Stock Acquisition Rights (November 18, 2004)	November 18, 2005 ~ November 17, 2014	9,540	954,000 Common Stock		¥3,782	33.0%

Name (Date of issuance)	Exercise period	Total number of SARs issued	Number of shares to be issued or transferred	Exercise price		Percentage of SARs exercised
The ninth series of Common Stock Acquisition Rights (March 31, 2005)	April 1, 2005 ~ March 31, 2015	8,085	808,500 Common Stock	U.S.$	40.34	19.9%
The tenth series of Common Stock Acquisition Rights (November 17, 2005)	November 17, 2006 ~ November 16, 2015	10,093	1,009,300 Common Stock		¥4,060	10.2%
The eleventh series of Common Stock Acquisition Rights (November 17, 2005)	November 18, 2005 ~ November 17, 2015	10,360	1,036,000 Common Stock	U.S.$	34.14	24.2%
The twelfth series of Common Stock Acquisition Rights (November 16, 2006)	November 16, 2006 ~ November 15, 2016	10,579	1,057,900 Common Stock		¥4,756	1.1%
The thirteenth series of Common Stock Acquisition Rights (November 16, 2006)	November 17, 2006 ~ November 16, 2016	13,734	1,373,400 Common Stock	U.S.$	40.05	5.3%
The fourteenth series of Common Stock Acquisition Rights (November 14, 2007)	November 14, 2007 ~ November 13, 2017	7,962	796,200 Common Stock		¥5,514	_
The fifteenth series of Common Stock Acquisition Rights (November 14, 2007)	November 14, 2007 ~ November 13, 2017	15,844	1,584,400 Common Stock	U.S.$	48.15	_
The sixteenth series of Common Stock Acquisition Rights (November 18, 2008)	November 18, 2009 ~ November 17, 2018	8,318	831,800 Common Stock		¥2,987	_
The seventeenth series of Common Stock Acquisition Rights (November 18, 2008)	November 18, 2009 ~ November 17, 2018	16,280	1,628,000 Common Stock	U.S.$	30.24	2.9%
The eighteenth series of Common Stock Acquisition Rights (December 9, 2009)	December 9, 2010 ~ December 8, 2019	7,881	788,100 Common Stock		¥2,595	0.3%
The nineteenth series of Common Stock Acquisition Rights (December 9, 2009)	December 9, 2010 ~ December 8, 2019	15,188	1,518,800 Common Stock	U.S.$	29.56	0.6%
The twentieth series of Common Stock Acquisition Rights (November 18, 2010)	November 18, 2011 ~ November 17, 2020	8,026	802,600 Common Stock		¥2,945	_
The twenty-first series of Common Stock Acquisition Rights (November 18, 2010)	November 18, 2011 ~ November 17, 2020	15,320	1,532,000 Common Stock	U.S.$	35.48	_

Note:	All series of Stock Acquisition Rights were issued for the purpose of granting stock options. Accordingly, no cash payment was required for the allocation.

(1)	Stock Acquisition Rights held by Directors and Corporate Executive Officers of the Corporation (as of March 31, 2011)

	Directors (Excluding Outside Directors) and Corporate Executive Officers		Outside Directors
Name	Number of shares to be issued or transferred	Number of holders	Number of shares to be issued or transferred	Number of holders
The third series of Common Stock Acquisition Rights	215,400	2	0	0
The fourth series of Common Stock Acquisition Rights	16,000	1	3,600	2
The sixth series of Common Stock Acquisition Rights	225,000	2	0	0
The seventh series of Common Stock Acquisition Rights	38,900	3	3,600	2
The ninth series of Common Stock Acquisition Rights	230,000	2	0	0
The tenth series of Common Stock Acquisition Rights	137,400	5	5,400	3
The eleventh series of Common Stock Acquisition Rights	334,600	2	0	0
The twelfth series of Common Stock Acquisition Rights	159,000	5	7,200	4
The thirteenth series of Common Stock Acquisition Rights	454,000	3	0	0
The fourteenth series of Common Stock Acquisition Rights	164,000	5	9,000	5
The fifteenth series of Common Stock Acquisition Rights	460,000	3	0	0
The sixteenth series of Common Stock Acquisition Rights	170,000	5	16,200	9
The seventeenth series of Common Stock Acquisition Rights	560,000	3	0	0
The eighteenth series of Common Stock Acquisition Rights	190,000	5	16,200	9
The nineteenth series of Common Stock Acquisition Rights	580,000	3	0	0
The twentieth series of Common Stock Acquisition Rights	190,000	5	21,600	12
The twenty-first series of Common Stock Acquisition Rights	580,000	3	0	0

(2)	Stock Acquisition Rights allocated to employees and others by the Corporation during the fiscal year ended March 31, 2011

The details of these Stock Acquisition Rights are mentioned in the twentieth and twenty-first series of Common Stock Acquisition Rights above.

Stock Acquisition Rights allocated to employees of the Corporation, directors and employees of the Corporation’s subsidiaries

	Employees of the Corporation		Directors and employees of the Corporation’s subsidiaries
Name	Number of shares to be issued or transferred	Number of persons allocated	Number of shares to be issued or transferred	Number of persons allocated
The twentieth series of Common Stock Acquisition Rights	345,000	178	246,000	189
The twenty-first series of Common Stock Acquisition Rights	30,000	1	922,000	658

Dated:  June 8, 2011

4/4

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)
By:	/s/ Masaru Kato
(Signature) Masaru Kato Executive Vice President and Chief Financial Officer

June 8, 2011